MOUNTAIN RENEWABLES, INC.
4320 Eagle Point Parkway, Suite A
Birmingham, AL 35242
205-453-9650

November 9, 2010
VIA EDGAR
Pamela Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Mountain Renewables, Inc.
Current Report on Form 8-K
Filed September 22, 2010
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 14, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed July 13, 2010
File No. 333-159577

Dear Ms. Long:

I am writing in response to your letter dated October 19, 2010.  We are actively preparing responses to the comments set forth in your letter.  However we will require additional time to provide complete responses.  We expect to file our responses on EDGAR no later than November 16, 2010.

Sincerely,

/s/ Kenneth A. Flatt, Jr.
Kenneth A. Flatt, Jr.
Chief Executive Officer